FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated February 4, 2026.

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

inside information

The Board of Directors has approved the implementation of a share buy-back programme for an approximate amount of €5,030 million, for which the Bank has already obtained the necessary regulatory authorisation. The programme will begin execution as from today, as detailed below. In line with the Bank’s current shareholder remuneration policy[1], €1,830 million corresponds to an amount equivalent to approximately 25% of the Group’s underlying profit for the second half of 2025. The remainder of the programme relates to an extraordinary share buy-back of €3,200 million, representing approximately 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group.

EUR 5,030 million Buy-Back Programme

The Buy-Back Programme will be executed pursuant to the resolutions adopted by the Ordinary General Meeting of Shareholders held on 31 March 2023 and will have the following characteristics:

-	Purpose of the Buy-Back Programme: to reduce the Bank’s share capital through the redemption of the shares acquired under the Programme in the share capital reduction approved by the 2025 Ordinary General Meeting of Shareholders under item 6ºB of the agenda and/or, where applicable, the capital reduction that will be submitted to the approval of the 2026 Ordinary General Meeting of Shareholders.

-	Maximum investment: the Buy-Back Programme will have a maximum monetary amount of 5,030 million euros.

-	Maximum number of shares: The maximum number of shares that may be acquired pursuant to the Programme will depend on the average price at which they are acquired, but will not exceed 1,326,455,826 shares. Assuming that the average purchase price at which shares are acquired pursuant to the Programme were 10.60 euros, the maximum number of shares that would be acquired would be c. 470 million (c. 3.20% of the Bank’s share capital).

-	Other conditions: shares will be purchased at market price, subject to the following restrictions:

o	The Bank may not purchase shares at a price higher than the greater of the following two: (a) the price of the last independent trade, or (b) the highest current independent purchase bid on the trading venue where the purchase is carried out.

o	The Bank may not purchase on any trading day more than 25% of the average daily volume of the Bank’s shares on the trading venue on which the purchase is carried out. The average daily volume will be based on the average daily volume traded in the twenty (20) business days preceding the date of each purchase.

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1 The Bank’s current shareholder remuneration policy consists of a total remuneration target of c.50% of the Group’s underlying profit, split approximately in equal parts in cash dividend payments and share buybacks.

-	Indicative duration of the Buy-Back Programme: from 4 February 2026 to 21 July 2026, both inclusive. However, the Bank reserves the right to terminate or suspend the Buy-Back Programme if, prior to its expiry date, the maximum monetary amount is reached or if any other circumstances so advise[2].

-	Execution of the Buy-Back Programme: the Programme will be managed by Goldman Sachs International, who will independently make trading decisions concerning timing. Acquisitions under the Buy-Back Programme may be made in the Spanish Automated Quotation System (Mercado Continuo), as well as in Turquoise Europe, DXE Europe and Aquis Exchange Europe.

The interruption, termination or modification of the Buy-Back Programme will be duly communicated to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores). Transactions under the Buy-Back Programme will be publicly disclosed within 7 daily market sessions following the date of their execution.

The decision on the payment of the final gross cash dividend against the 2025 results to be proposed to the 2026 Ordinary General Meeting of Shareholders will be submitted for approval to the Board on 24 February.

Boadilla del Monte (Madrid), 4 February 2026

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2 In the context of the acquisition of Webster Financial Corporation announced yesterday, pursuant to the relevant US regulations and due to the fact that the consideration includes shares of the Bank, it might be necessary to suspend temporarily the Buy-Back Programme during the period running between the moment the Webster Financial Corporation shareholders’ meeting that shall resolve on the transaction is called, and the date on which such meeting takes place. In such case, or in any other case where the Buy-Back Programme might need to be interrupted, the Buy-Back Programme could be resumed from the moment the reasons for such interruption no longer exist or could otherwise be adapted as required to be resumed.

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 4 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

Forward-looking statements

Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

• general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

• exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

• exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

• potential losses from early loan repayment, collateral depreciation or counterparty risk;

• political instability in Spain, the UK, other European countries, Latin America and the US;

• changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

• legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

• acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

• climate-related conditions, regulations, targets and weather events;

• uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

• our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

• changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 4, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance